UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NRG Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629377508

(CUSIP Number)

David A. Spuria, Esq.

Texas Pacific Group

301 Commerce Street

Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1.	Names of Reporting Persons TPG Advisors III, Inc. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,145,561

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,145,561

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,145,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

1.	Names of Reporting Persons TPG Advisors IV, Inc. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,068,444

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,068,444

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,068,444

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 136,962,547 shares of Issuer Common Stock outstanding as of February 2, 2006, which is the sum of (a) 80,701,198 shares of Issuer Common Stock outstanding as of November 3, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2005, (b) 35,406,292 shares of Issuer Common Stock issued by the Issuer to the direct and indirect owners of Texas Genco LLC in connection with the Acquisition (as defined below), and (c) 20,855,057 shares of Issuer Common Stock issued and sold by the Issuer into the public markets, as reported in the Issuer’s Current Report on Form 8-K filed on January 27, 2006.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (“Issuer Common Stock”), of NRG Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 211 Carnegie Center, Princeton, NJ 08540.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): TPG Advisors III, Inc., a Delaware corporation (“Advisors III”) and TPG Advisors IV, Inc., a Delaware corporation (“Advisors IV”).

The principal business of each of the Reporting Persons is serving as the sole general partner of related entities engaged in making investments in securities of public and private corporations.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of Advisors III and Advisors IV are listed on Schedule I hereto. Except as otherwise indicated on Schedule I hereto, each of the Reporting Persons and the individuals referred to on Schedule I hereto is a United States citizen.

The address of the principal business office of each of the Reporting Persons is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.  Delaware is the jurisdiction of formation for all of the Reporting Persons.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, on September 30, 2005, the TPG Funds entered into an Acquisition Agreement (the “Acquisition Agreement”) with the Issuer, Texas Genco LLC, a Delaware limited liability company (“Texas Genco”) and the other direct and indirect owners of Texas Genco party thereto (together with the TPG Funds, the “Sellers”).  Pursuant to the Acquisition Agreement, on February 2, 2006, the TPG Funds sold all their ownership interests in Texas Genco (the “Units”) to the Issuer for consideration consisting of cash and shares of Issuer Common Stock.  The transactions contemplated by the Acquisition Agreement did not require the expenditure of any funds by the Reporting Persons to acquire Issuer Common Stock.

Item 4.	Purpose of Transaction

The Acquisition.  On February 2, 2006, pursuant to the Acquisition Agreement, the Issuer acquired all of the outstanding Units (the “Acquisition”), and Texas Genco became a wholly owned subsidiary of the Issuer.  In addition to cash consideration paid to the Sellers and Texas Genco optionholders in connection with the Acquisition, the Issuer issued shares of Issuer Common Stock, including a total of 8,214,005 shares of Issuer Common Stock issued to the TPG Funds.

Investor Rights Agreement.  Pursuant to the Acquisition Agreement, on February 2, 2006, the Issuer entered into an Investor Rights Agreement with the Sellers, including the TPG Funds, and former Texas Genco optionholders who received Issuer Common Stock in the Acquisition (together with the Sellers, the “Stockholders”).  The Investor Rights Agreement prohibits the Stockholders from selling any of the Issuer Common Stock received in the Acquisition for a period of 180 days after consummation of the Acquisition (the “Lock-up Period”), other than with the Issuer’s consent and in connection with certain permitted transfers to affiliates.  The agreement also prohibits the Stockholders from entering into any transaction designed to reduce any Stockholder’s risk relative to such Stockholder’s position as a holder of Issuer Common Stock during the Lock-up Period.  Pursuant to the Investor Rights Agreement, the Issuer has agreed to file a shelf registration statement covering resales of Issuer Common Stock issued to the Stockholders in the Acquisition, subject to certain limitations (the “Resale Shelf”) and to cause the Resale Shelf to become effective no later than the expiration of the Lock-up Period.  The Investor Rights Agreement also prohibits the Stockholders from acquiring additional voting securities of the Issuer without the Issuer’s consent, or otherwise attempting to acquire control of the Issuer for a period of two years after the consummation of the Acquisition.

The foregoing summaries of the Acquisition Agreement and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 2 and Exhibit 3, respectively.

The Reporting Persons intend to seek to dispose of their shares of Issuer Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions, the existence (and possible waiver of) the Lock-up Period and other investment considerations.

In addition to the foregoing, each Reporting Person, subject to the limitations imposed by the Investor Rights Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock or its associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock and securities exercisable for or convertible into Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

TPG III – AIV 1, L.P. (“TPG III – AIV 1”), TPG III – AIV 2, L.P. (“TPG III – AIV 2”), TPG III – AIV 3, L.P. (“TPG III – AIV 3”, and together with TPG III – AIV 1 and TPG III – AIV 2, the “TPG III Funds”) collectively own 3,145,561 shares of Issuer Common Stock directly.  Because of Advisors III’s position as the sole general partner of TPG GenPar III, L.P., which is the sole general partner of each of the TPG III Funds, Advisors III has sole power to vote and dispose of the shares of Issuer Common Stock owned by the TPG III Funds, and Advisors III may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the shares of Issuer Common Stock owned by the TPG III Funds.  TPG Partners IV – AIV 1, L.P. (“TPG IV – AIV 1”) and TPG Partners IV – AIV 2, L.P. (“TPG IV – AIV 2”, and together with TPG IV – AIV 1, the “TPG IV Funds”, and together with the TPG III Funds, the “TPG Funds”) collectively own 5,068,444 shares of Issuer common Stock directly.  Because of Advisors IV’s position as the general partner of TPG GenPar IV, L.P., which is general partner of each of the TPG IV Funds, Advisors IV has sole power to vote and dispose of the shares of Issuer Common Stock owned by the TPG IV Funds, and Advisors IV may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the shares of Issuer Common Stock owned by the TPG IV Funds.  The shares of Issuer Common Stock beneficially owned by the TPG Funds represent approximately 6.0% of the outstanding shares of Issuer Common Stock as of February 2, 2006.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any individual named in Schedule I is the beneficial owner of the Issuer Common

Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.  Joint Filing Agreement, dated February 10, 2006, between TPG Advisors III, Inc. and TPG Advisors IV, Inc. relating to the filing of a joint statement on Schedule 13D (filed herewith).

2.  Acquisition Agreement, dated as of September 30, 2005, among Texas Genco LLC, NRG Energy, Inc. and the direct and indirect owners of Texas Genco LLC party thereto (incorporated by reference to Exhibit 2.1 to NRG Energy, Inc.’s Form 8-K filed October 3, 2005).

3.  Investor Rights Agreement, dated as of February 2, 2006, by and among NRG Energy, Inc. and certain stockholders of NRG Energy, Inc. set forth on Annex A thereto (incorporated by reference to Exhibit 10.01 to NRG Energy, Inc.’s Form 8-K filed February 7, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TPG ADVISORS III, INC.

	By:	/s/ David A. Spuria
		Name:	David A. Spuria
		Title:	Vice President

TPG ADVISORS IV, INC.

	By:	/s/ David A. Spuria
		Name:	David A. Spuria
		Title:	Vice President

Dated: February 10, 2006

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement, dated February 10, 2006, between TPG Advisors III, Inc. and TPG Advisors IV, Inc. relating to the filing of a joint statement on Schedule 13D (filed herewith).
2.

Acquisition Agreement, dated as of September 30, 2005, among Texas Genco LLC, NRG Energy, Inc. and the direct and indirect owners of Texas Genco LLC party thereto (incorporated by reference to Exhibit 2.1 to NRG Energy, Inc.’s Form 8-K filed October 3, 2005).

3.

Investor Rights Agreement, dated as of February 2, 2006, by and among NRG Energy, Inc. and certain stockholders of NRG Energy, Inc. set forth on Annex A thereto (incorporated by reference to Exhibit 10.01 to NRG Energy, Inc.’s Form 8-K filed February 7, 2006).

SCHEDULE I

Name	Position	Business Address
David Bonderman	Chairman of the Board of Directors	301 Commerce Street,
	and President of Advisors III and	Suite 3300
	Advisors IV and Director	Fort Worth, Texas 76102

James G. Coulter	Director and Vice President of	345 California Street
	Advisors III and Advisors IV	Suite 3300
San Francisco, California 94104

William S. Price, III	Director and Vice President of	345 California Street
	Advisors III and Advisors IV	Suite 3300
San Francisco, California 94104

John E. Viola	Vice President and Treasurer of	301 Commerce Street,
	Advisors III and Advisors IV	Suite 3300
Fort Worth, Texas 76102

David A. Spuria	Vice President and Secretary of	301 Commerce Street,
	Advisors III and Advisors IV	Suite 3300
Fort Worth, Texas 76102

Thomas E. Reinhart	Vice President of Advisors III and	345 California Street
	Advisors IV	Suite 3300
San Francisco, California 94104

Jonathan J. Coslet	Vice President of Advisors III and	345 California Street
	Advisors IV	Suite 3300
San Francisco, California 94104

D. Thomas Keltner	Chief Compliance Officer and	301 Commerce Street,
	Assistant Secretary of Advisors III	Suite 3300
	and Advisors IV	Fort Worth, Texas 76102

G. Douglas Puckett	Assistant Secretary of Advisors III	301 Commerce Street,
	and Advisors IV	Suite 3300
Fort Worth, Texas 76102

S. Michelle Reese	Assistant Secretary of Advisors III	301 Commerce Street,
	and Advisors IV	Suite 3300
Fort Worth, Texas 76102